Exhibit 99.20

Notice to ASX

Notification of cancellation of shares

19 November 2018

In accordance with ASX Listing Rules, attached is a copy of the ASIC Form 484 notifying the cancellation of 41,198,134 shares bought back under the Rio Tinto Limited off-market share buy-back completed on 12 November 2018.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. **7EAG23800**

Lodgement date/time: 19-11-2018 10:12:28
Reference Id: [illegible]

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
RIO TINTO LIMITED
Australian Company Number (ACN)
004 458 404

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
RIO TINTO LIMITED
ASIC registered agent number (if applicable)
159

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
TIMOTHY ANGUS PAINE
Capacity
Secretary
Signature

Date signed
19-11-2018

ASIC Form 484 Ref [illegible]

Page 1 of 2

Form 484 - Change to company details
RIO TINTO LIMITEDACN004 458 404

C1 Cancellation of shares

Reason for cancellation

Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback - Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

The cancelled shares are listed below:

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)	
ORD	41198134	2871097958	

Earliest Date of cancellation **12-11-2018**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	371216214	371216214	0.00

Earliest date of change **12-11-2018**

ASIC Form 484 Ref 1186800021011/2018

Page 2 of 2